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                                                   SEC FILE NUMBER 333-89941
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                                                   CUSIP NUMBER 988923108
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB
             [ ]Form N-SAR

For Period Ended: July 31, 2001
                  -------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Zenascent, Inc.
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Full Name of Registrant

Fusion Fund, Inc.
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Former Name if Applicable

10 West 33rd Street
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Address of Principal Executive Office (Street and Number)

New York, New York 10001
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to the destruction of the World Trade Center in a terrorist attack on September 11, 2001, registrant's communications have been severely hampered, and registrant's officers have been unable to access their offices located across the street from the Empire State Building for security reasons. In addition, the registrant's professionals have had difficulties with their own communications systems.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Adam B. Kaufman            (516)                         228-8823
------------------------   -----------------------       -------------------
(Name)                     (Area Code)                   (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (see Exhibit A attached hereto)


                                 Zenascent, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 14, 2001    By        /s/Steven Angel
      ---------------------    ------------------------------------------------
                                         Steven Angel, Executive Vice President
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INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
================================================================================
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                    Exhibit A
                                    ---------

The 10-QSB to be filed by the registrant will show a significant change in results of operations for the three month period ending July 31, 2001 from the corresponding three month period in the last fiscal year. Earnings for the three month period ending July 31, 2001 will show net income of approximately $136,000. The corresponding period in the last fiscal year reflects a loss of approximately $453,000. This change is due primarily to the extinguishment of approximately $500,000 in debt owed to the registrant's creditors during the three month period ending July 31, 2001.